CLETHA A. WALSTRAND

ATTORNEY AT LAW

1322 WEST PACHUA CIRCLE

IVINS, UT  84738

OFFICE: 435-688-7317 FAX: 435-688-7318

CWALSTRAND@NETWORLD.COM

November 29, 2007

Mr. Geoffrey Kruczek

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:

China Northern Medical Device, Inc.

Amendment No. 2 to Registration Statement on Form SB-2

Filed October 11, 2007

File No. 333-144243

Dear Mr. Kruczek:

China Northern Medical Device, Inc., (the “Company”), has received your comment letter dated October 25, 2007, (“comment letter”) pertaining to the above referenced amended registration statement on Form SB-2  (the “Registration Statement”).  Amendment No. 3 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Fee Table

1.

We note your response to prior comment 1. Please revise the facing page of your document to remove any implication that the offering price is not fixed or that the registration statement covers more than 600,000 shares.

RESPONSE:

We have eliminated any reference to estimates.

Prospectus

Risk Factors. page 4

2.

We note your response to comment 2. Given that you do not intend to register a class of securities under the Exchange Act before this Form SB-2 is effective, please provide the risk factor disclosure requested by comment 9 in our letter dated July 23, 2007.

RESPONSE:

We have added the requested risk factor.

Use of Proceeds, page 13

3.

We note your revised disclosure on page II-2 that legal fees related to this offering have increased from $25,000 to $39,000. However, your disclosures here, on pages 3 and II-2 and elsewhere in your prospectus do not reflect that your total offering expenses have increased. Please reconcile these disclosures. Also expand your disclosure here and in your Plan of Operation section to describe and quantify the impact of these increased expenses on your proposed business, plan of operation and intended uses of proceeds from this offering.

RESPONSE:

We have corrected the typographical error on our expense table to reflect $25,000 in legal fees associated with our registration statement.  Our use of proceeds has not changed.  As disclosed in our registration statement, we will rely on loans from our officer and director to cover additional expenses until such time as we generate revenue sufficient to cover our expenses and repay our outstanding debt.

Overview of Chinese Regulations. page 25

4.

We note your added disclosure in response to prior comment 9.  Rather than merely listing technical regulatory requirements, please describe the effect of the regulations on your business as required by Regulation S-B Item 101 (b)(9). For example, if the requirements will materially:

•

affect the timing of your business plan.

•

create uncertainties,

•

impose research obligations, or

•

result in increased expenses

please clearly explain how the regulation has those effects.

RESPONSE:

We have added discussion regarding specific potential risks posed by the Chinese regulatory authorities.

Plan of Operation, page 33

5.

From your response to prior comment 12, it remains unclear how you concluded that you will enter into agreements and “commence” in January 2008 as opposed to any other month. Therefore, we reissue the comment.

RESPONSE:

We have revised our statement to indicate we anticipate entering into formal agreements within the next twelve months.

6.

We note your disclosure in response to prior comment 13.  However, a general statement regarding what you may do “if’ you do not generate sufficient revenue does not address our concern regarding clear disclosure of currently known capital requirements. Please provide us your calculations demonstrating whether you have sufficient capital to satisfy your needs, including satisfying your obligations under the Exchange Act. Your response should evidence consideration of your historical cash flow rate and any additional expenses for preparation and auditor review of required Exchange Act reports, audit fees, fees of filer services, and other professionals. Your response should also be consistent with the disclosure regarding your working capital needs, including the disclosure under “Use of Proceeds” on page 13.

RESPONSE:

We have added disclosure in our plan of operation to discuss our capital requirements.

7.

We note your response to comment 14. Please expand to disclose that your initial filing disclosed in the financial statements you were actively pursuing a merger or acquisition candidate and, the following, if true:

•

this statement did not accurately reflect your business plan; and

•

management’s review of the filing did not reveal this inaccuracy and the financial statements were audited with an inaccurate statement.

Also describe in reasonable detail the “further controls” management has implemented to ensure a more thorough review and add any appropriate risk factors related to your financial reporting controls.

RESPONSE:

Our initial filing disclosed in the financial footnotes that we were actively pursuing a merger or acquisition candidate.  Our amended filing deleted this footnote as we may, in the future, seek and pursue suitable acquisitions although that is not our current intent.  The original footnote did not accurately reflect our current business plan and management’s review of the filing did not reveal this inaccuracy and the financial statements were audited with an inaccurate statement.  Management has now implemented further controls to ensure thorough review prior to approving their financial statements.  Additional controls now include multiple levels of independent review.  We will utilize independent business consultants/advisors to help review and translate our financial statements to ensure management is accurately reporting the current status of the company.

We do not believe any additional risk factors are necessary.

Certain Relationships and Related Transactions. page 35

8.

We note your response to comment 15. Given that Exhibit 10.1 has no payment schedule or final payment date, please explain why your disclosures on page 35 and F-13 refers to this agreement as a temporary short-term loan. If this loan has a potentially indefinite duration, please revise your disclosure accordingly.

RESPONSE:

We have revised our disclosure as following:

Note 5- LOAN FROM A SHAREHOLDER

Loan from a shareholder are loans from the sole shareholder/CEO, Mr. Wu, Jinzhao, to finance the Company’s operation due to lack of cash resources.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand. Cash flow from this activity is classified as cash flows from financing activity.  The total borrowing from Mr. Wu was $18,000 for the period March 26, 2007 through September 30, 2007.

Commission Position on Indemnification. page 39

9.

We note your revised disclosure here in response to comment 18 and reissue that comment.  Please revise to describe the specific indemnification provisions for your officer and director against Securities Act liability, as required by the first sentence of Item 510 of Regulation S-B.

RESPONSE:

We have added the requested disclosure.

Part II

Signatures. page II-5

10.

We note your revision in response to comment 22. Please indicate below the second paragraph of text required on the Signatures page who signed the document in the capacity of principal financial officer. Please refer to Form SB-2 Instructions for Signatures No. 1.

RESPONSE:

We have revised the signature page accordingly.

Exhibit 5

11.

Please file an opinion that clarifies when the shares registered for sale “will be” legally issued fully paid and non assessable.

RESPONSE:

We have revised the legal opinion and included it as an exhibit to this amendment.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

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